UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Act of 1934
(Amendment No.)

ITEM 1
(a)	Name of Issuer: MBIA Inc.
(b)	Address of Issuer's Principal Offices:
       1 Manhattanville Road, Suite 301
       Purchase, NY 10577

ITEM 2
(a)	Name of Person Filing: KAHN BROTHERS GROUP INC.
(b)	Address of Principal Office:
				555 Madison Avenue,
				22nd Floor
				New York, NY 10022
(c)	Citizenship: USA
(d)	Title of Class of Securities: Common
(e)	CUSIP Number: 55262C100

ITEM 4
(a)	Amount beneficially owned: 4,829,245
(b)	Percent of Class: 8.8040
(c)	Number of shares as to which the person has:
(iv) 	Shared power to dispose or to direct
	the disposition of: 4,829,245

Item 6. Ownership of More than 5 Percent on Behalf of
Another Person

The securities to which this schedule is filed are all owned of record by clients. These clients have the right to receive, or the power to direct the receipts of, dividends from, or the proceeds from the sale of such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.